Exhibit 99.(h)(8)(A)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

ING INVESTORS TRUST

OPERATING EXPENSE LIMITS

Name of Fund*	Maximum Operating Expense Limit (as a percentage of average net assets)
ING Bond Portfolio Term Expires May 1, 2015	0.99%
	Classes
	Adviser	Institutional	Service	Service 2
ING Clarion Global Real Estate Portfolio Term Expires May 1, 2011	1.50%	0.90%	1.15%	1.30%

ING Global Perspectives Portfolio[1] Initial Term Expires May 1, 2015	1.55%	0.95%	1.20%	N/A

/s/ HE

HE

Effective Date:  May 1, 2014 in connection with the proposed merger of ING Bond Portfolio with and into ING Intermediate Bond Portfolio.

*

This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

__________

1 The maximum operating expense limit includes the acquired fund fees and expenses.